UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2018

Commission File Number: 001-36515

Materialise NV

Technologielaan 15

3001 Leuven

Belgium

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    ☐

This Form 6-K is incorporated by reference into the registrant’s Registration Statement on Form F-3 (File No. 333-213649).

First Quarter 2018 Financial Results

Except as otherwise required by the context, references to “Materialise,” “Company,” “we,” “us” and “our” are to Materialise NV and its subsidiaries.

ACTech

On October 4, 2017, we acquired ACTech, a full-service manufacturer of complex metal parts. As described in more detail below, the acquired business has increased the scope of our Materialise Manufacturing segment’s operations and had a significant impact on our results of operations for the first quarter of 2018, resulting in increases to our revenues, operating expenses and net result, among other items.

First Quarter 2018 Results

Total revenue for the first quarter of 2018 increased 37.5% (2.4% excluding ACTech) to 43,899 kEUR (32,702 kEUR excluding ACTech) compared to 31,921 kEUR for the first quarter of 2017. Total deferred revenue from annual software sales and maintenance contracts amounted to 20,839 kEUR at the end of the first quarter of 2018 compared to 18,723 kEUR at the end of 2017.

Revenue from our Materialise Software segment decreased 2.9% to 8,326 kEUR for the first quarter of 2018 from 8,575 kEUR for the same quarter last year. Including deferred revenues from software sales and maintenance of 1,807 kEUR, the segment’s sales increased 7.5% compared to the prior-year period, reflecting a 26.4% increase of recurrent sales from annual and renewed licenses and maintenance fees.

Revenue from our Materialise Medical segment increased 20.3% to 11,946 kEUR for the first quarter of 2018 compared to 9,932 kEUR for the same period in 2017. Compared to the same quarter in 2017, revenue from our medical software grew 18.1%, and revenue from medical devices and services grew 21.5%.

Revenue from our Materialise Manufacturing segment increased 76.3% to 23,632 kEUR for the first quarter of 2018 from 13,407 kEUR for the first quarter of 2017. ACTech contributed revenue of 11,202 kEUR. Excluding ACTech, revenue decreased 7.3% to 12,430 kEUR.

Gross profit was 23,955 kEUR, or 54.6% of total revenue, for the first quarter of 2018. Excluding ACTech, gross profit was 19,938 kEUR, or 61.0% of total revenue, compared to 18,477 kEUR, or 57.9% of total revenue, for the first quarter of 2017.

Research and development (“R&D”), sales and marketing (“S&M”) and general and administrative (“G&A”) expenses increased, in the aggregate, 19.4% to 23,374 kEUR for the first quarter of 2018 from 19,579 kEUR for the first quarter of 2017. Excluding ACTech, operating expenses increased, in the aggregate, 9.6% to 21,456 kEUR. Excluding ACTech, R&D expenses increased from 4,592 kEUR to 5,610 kEUR while S&M expenses increased from 9,608 kEUR to 9,844 kEUR and G&A expenses increased from 5,379 kEUR to 6,002 kEUR.

Net other operating income decreased by 469 kEUR to 549 kEUR compared to 1,018 kEUR for the first quarter of 2017. Excluding ACTech, net other operating income decreased by 172 kEUR. Net other operating income consists primarily of withholding tax exemptions for qualifying researchers, development grants, partial funding of R&D projects, currency exchange results on purchase and sales transactions, and the depreciation of intangible assets from business combinations.

Operating result increased to 1,130 kEUR from (84) kEUR for the same period prior year, primarily as a result of the contribution by ACTech. Excluding ACTech, operating result amounted to (672) kEUR. The decrease in the operating result (excluding ACTech) was the result of the 9.6% increase in operating expenses, which was offset in part by the 7.9% increase in gross profit. The operating result was also negatively affected by depreciation cost, which increased from 2,568 kEUR to 4,006 kEUR (or to 2,968 kEUR excluding ACTech).

Net financial result was (710) kEUR compared to (142) kEUR for the prior-year period. The financial result included (167) kEUR net financial expenses related to ACTech. Excluding ACTech, the variances primarily reflected increases in the interest expense on the Company’s financial debt and variances in the currency exchange rates, primarily on the portion of the Company’s IPO proceeds held in U.S. dollars versus the euro. The share in loss of joint venture decreased to (103) kEUR from (389) kEUR for the same period last year.

The first quarter of 2018 contained income tax expense of 500 kEUR, of which 416 kEUR was related to ACTech, compared to 201 kEUR in the first quarter of 2017.

As a result of the above, net loss for the first quarter of 2018 was (183) kEUR (or (1,402) kEUR excluding ACTech), compared to net loss of (816) KEUR for the same period in 2017. Total comprehensive loss for the first quarter of 2018, which includes exchange differences on translation of foreign operations, was (278) kEUR compared to a loss of (694) kEUR for the same period in 2017.

Adjusted EBITDA (a non-IFRS financial measure defined below) increased to 5,224 kEUR from 2,813 kEUR primarily as a result of the contribution by ACTech. Excluding ACTech, Adjusted EBITDA decreased to 2,383 kEUR. The Adjusted EBITDA margin (Adjusted EBITDA divided by total revenue) in the first quarter was 11.9% (7.3% excluding ACTech) compared to 8.8% in the first quarter of 2017.

Our Materialise Software segment EBITDA decreased to 2,324 kEUR from 2,993 kEUR while the segment EBITDA margin (the segment’s EBITDA divided by the segment’s revenue) was 27.9% compared to 34.9% in the prior-year period.

Our Materialise Medical segment EBITDA was 2,060 kEUR compared to 314 kEUR while the segment EBITDA margin increased to 17.2% from 3.2% in the first quarter of 2017.

Our Materialise Manufacturing segment EBITDA increased to 3,133 kEUR from 1,322 kEUR while the segment EBITDA margin increased to 13.3% from 9.9% for the same quarter in 2017. ACTech contributed segment EBITDA of 2,841 kEUR, with a segment EBITDA margin of 25.4%. Excluding ACTech, segment EBITDA decreased to 292 kEUR.

At March 31, 2018, we had cash and equivalents of 44,697 kEUR compared to 43,175 kEUR at December 31, 2017. Cash flow from operating activities in the first quarter of 2018 was 6,200 kEUR compared to 1,603 kEUR in the same period in 2017. Net shareholders’ equity at March 31, 2018 was 76,631 kEUR compared to 77,515 kEUR at December 31, 2017.

Non-IFRS Measure

Materialise uses EBITDA and Adjusted EBITDA as supplemental financial measures of its financial performance. EBITDA is calculated as net profit plus income taxes, financial expenses (less financial income), shares of loss in a joint venture and depreciation and amortization. Adjusted EBITDA is determined by adding non-cash stock-based compensation expenses and acquisition-related expenses of business combinations to EBITDA. Management believes these non-IFRS measures to be important measures as they exclude the effects of items which primarily reflect the impact of long-term investment and financing decisions, rather than the performance of the Company’s day-to-day operations. As compared to net profit, these measures are limited in that they do not reflect the periodic costs of certain capitalized tangible and intangible assets used in generating revenues in the Company’s business, or the charges associated with impairments. Management evaluates such items through other financial measures such as capital expenditures and cash flow provided by operating activities. The Company believes that these measurements are useful to measure a company’s ability to grow or as a valuation measurement. The Company’s calculation of EBITDA and Adjusted EBITDA may not be comparable to similarly titled measures reported by other companies. EBITDA and Adjusted EBITDA should not be considered as alternatives to net profit or any other performance measure derived in accordance with IFRS. The Company’s presentation of EBITDA and Adjusted EBITDA should not be construed to imply that its future results will be unaffected by unusual or non-recurring items.

Exchange Rate

This document contains translations of certain euro amounts into U.S. dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from euros to U.S. dollars in this document were made at a rate of EUR 1.00 to USD 1.2321, the reference rate of the European Central Bank on March 31, 2018.

About Materialise

Materialise incorporates more than 25 years of 3D printing experience into a range of software solutions and 3D printing services, which Materialise seeks to form the backbone of the 3D printing industry. Materialise’s open and flexible solutions enable players in a wide variety of industries, including healthcare, automotive, aerospace, art and design, and consumer goods, to build innovative 3D printing applications that aim to make the world a better and healthier place. Headquartered in Belgium, with branches worldwide, Materialise combines one of the largest groups of software developers in the industry with one of the largest 3D printing facilities in the world. For additional information, please visit: www.materialise.com.

Consolidated income statement (Unaudited)

	For the three months ended March 31,			For the three months ended March 31,
In 000	2018	2018	2017	2018	2017
	U.S.$	€	€	€	€

Revenue	54,088	43,899	31,921	43,899	31,921
Cost of sales	(24,573)	(19,944)	(13,444)	(19,944)	(13,444)
Gross profit	29,515	23,955	18,477	23,955	18,477
Gross profit as % of revenue	54.6%	54.6%	57.9%	54.6%	57.9%

Research and development expenses	(6,918)	(5,615)	(4,592)	(5,615)	(4,592)
Sales and marketing expenses	(13,059)	(10,599)	(9,608)	(10,599)	(9,608)
General and administrative expenses	(8,822)	(7,160)	(5,379)	(7,160)	(5,379)
Net other operating income (expenses)	676	549	1,018	549	1,018
Operating (loss) profit	1,392	1,130	(84)	1,130	(84)

Financial expenses	(1,910)	(1,550)	(919)	(1,550)	(919)
Financial income	1,036	840	777	840	777
Share in loss of joint venture	(127)	(103)	(389)	(103)	(389)
(Loss) profit before taxes	391	317	(615)	317	(615)

Income taxes	(616)	(500)	(201)	(500)	(201)
Net (loss) profit for the period	(225)	(183)	(816)	(183)	(816)
Net (loss) profit attributable to:
The owners of the parent	(225)	(183)	(816)	(183)	(816)
Non-controlling interest	–	–	–	–	–

Earnings per share attributable to owners of the parent
Basic	0.00	0.00	(0.02)	0.00	(0.02)
Diluted	0.00	0.00	(0.02)	0.00	(0.02)

Weighted average basic shares outstanding	47,428	47,428	47,325	47,428	47,325
Weighted average diluted shares outstanding	47,428	47,428	47,325	47,428	47,325

Consolidated statements of comprehensive income (Unaudited)

	For the three months ended March 31,			For the three months ended March 31,
In 000	2018	2018	2017	2018	2017
	U.S.$	€	€	€	€

Net profit (loss) for the period	(225)	(183)	(816)	(183)	(816)
Other comprehensive income
Exchange difference on translation of foreign operations	(117)	(95)	122	(95)	122
Other comprehensive income (loss), net of taxes	(117)	(95)	122	(95)	122
Total comprehensive income (loss) for the year, net of taxes	(342)	(278)	(694)	(278)	(694)
Total comprehensive income (loss) attributable to:
The owners of the parent	(342)	(278)	(694)	(278)	(694)
Non-controlling interest	–	–	–	–	–

Consolidated statement of financial position (Unaudited)

	As of March 31,	As of December 31,
In 000	2018	2017
	€	€
Assets

Non-current assets
Goodwill	18,504	18,447
Intangible assets	27,770	28,646
Property, plant & equipment	88,339	86,881
Investments in joint ventures		31
Deferred tax assets	332	304
Other non-current assets	3,022	3,667
Total non-current assets	138,967	137,976

Current assets
Inventories	10,426	11,594
Trade receivables	39,635	35,582
Other current assets	9,927	9,212
Cash and cash equivalents	44,697	43,175
Total current assets	104,685	99,563
Total assets	243,652	237,539

	As of March 31,	As of December 31,
In 000	2018	2017
	€	€
Equity and liabilities
Equity
Share capital	2,735	2,729
Share premium	80,209	79,839
Consolidated reserves	(4,603)	(3,250)
Other comprehensive income	(1,898)	(1,803)
Equity attributable to the owners of the parent	76,443	77,515
Non-controlling interest	–	–
Total equity	76,443	77,515

Non-current liabilities
Loans & borrowings	82,598	81,788
Deferred tax liabilities	6,711	7,006
Deferred income	7,051	5,040
Other non-current liabilities	1,833	1,904
Total non-current liabilities	98,193	95,738

Current liabilities
Loans & borrowings	12,197	12,769
Trade payables	17,631	15,670
Tax payables	3,574	3,560
Deferred income	22,060	18,791
Other current liabilities	12,554	13,496

Total current liabilities	68,016	64,286
Total equity and liabilities	242,652	237,539

Consolidated statement of cash flows (Unaudited)

	For the three months ended March 31,
in 000	2018	2017
	€	€
Operating activities
Net (loss) profit for the period	(183)	(816)
Non-cash and operational adjustments
Depreciation of property, plant & equipment	2,700	1,945
Amortization of intangible assets	1,305	623
Share-based payment expense	89	329
Loss (gain) on disposal of property, plant & equipment	–	(2)
Movement in provisions	(16)	4
Movement reserve for bad debt	84	122
Financial income	(667)	(136)
Financial expense	1,067	359
Impact of foreign currencies	310	(81)
Share in loss of a joint venture (equity method)	103	389
(Deferred) Income taxes	501	204
Other	(88)	(72)
Working capital adjustment & income tax paid
Increase in trade receivables and other receivables	(4,372)	(3,452)
Decrease (increase) in inventories	1,147	(406)
Increase in trade payables and other payables	5,027	2,729
Income tax paid	(807)	(136)
Net cash flow from operating activities	6,200	1,603

	For the three months ended March 31,
in 000	2018	2017
	€	€
Investing activities
Purchase of property, plant & equipment	(4,275)	(7,507)
Purchase of intangible assets	(324)	(327)
Proceeds from the sale of property, plant & equipment & intangible assets (net)	20	70
Acquisition of subsidiary	–	–
Investments in joint-ventures	–	(500)
Interest received	14	108
Net cash flow used in investing activities	(4,565)	(8,156)

Financing activities
Proceeds from loans & borrowings	12,413	7,710
Repayment of loans & borrowings	(11,388)	(756)
Repayment of finance leases	(760)	(728)
Capital increase	207
Interest paid	(404)	(152)
Other financial income (expense)	5	(166)
Net cash flow from (used in) financing activities	73	5,908

Net increase of cash & cash equivalents	1,708	(645)
Cash & cash equivalents at beginning of the year	43,175	55,912
Exchange rate differences on cash & cash equivalents	(186)	(196)
Cash & cash equivalents at end of the year	44,697	55,071

Reconciliation of Net Profit (Loss) to EBITDA and Adjusted EBITDA (Unaudited)

	For the three months ended 31 March		For the three months ended 31 March
In 000	2018	2017	2018	2017
	€	€	€	€

Net profit (loss) for the period	(183)	(816)	(183)	(816)

Income taxes	500	201	500	201
Financial expenses	1,550	919	1,550	919
Financial income	(840)	(777)	(840)	(777)
Share in loss of joint venture	103	389	103	389
Depreciation and amortization	4,006	2,568	4,006	2,568

EBITDA	5,136	2,484	5,136	2,484

Non-cash stock-based compensation expense (1)	88	329	88	329
Acquisition-related expenses business combinations	–	–	–	–

ADJUSTED EBITDA	5,224	2,813	5,224	2,813

(1)	Non-cash stock-based compensation expenses represent the cost of equity-settled and cash-settled share-based payments to employees.

Segment P&L (Unaudited)

In 000	Materialise Software	Materialise Medical	Materialise Manufact- uring	Total segments	Unallocated (1)	Consoli- dated
	€	€	€	€	€	€
For the three months ended March 31, 2018
Revenues	8,326	11,946	23,632	43,904	(5)	43,899
Segment EBITDA	2,324	2,060	3,133	7,517	(2,381)	5,136

Segment EBITDA %	27.9%	17.2%	13.3%	17.1%		11.7%
For the three months ended March 31, 2017
Revenues	8,575	9,932	13,407	31,914	8	31,922
Segment EBITDA	2,993	314	1,322	4,629	(2,145)	2,484

Segment EBITDA %	34.9%	3.2%	9.9%	14.5%		7.8%

(1) Unallocated Revenues consist of occasional one-off sales by our core competencies not allocated to any of our segments. Unallocated Segment EBITDA consists of corporate research and development, corporate headquarter costs and other operating income (expense).

Reconciliation of Net Profit (Loss) to Segment EBITDA (Unaudited)

	For the three months ended March 31,		For the three months ended March 31,
In 000	2018	2017	2018	2017
	€	€	€	€

Net profit (loss) for the period	(183)	(816)	(183)	(816)
Income taxes	500	201	500	201
Financial cost	1,550	919	1,550	919
Financial income	(840)	(777)	(840)	(777)
Share in loss of joint venture	103	389	103	389

Operating profit	1,130	(84)	1,130	(84)

Depreciation and amortization	4,006	2,568	4,006	2,568
Corporate research and development	490	509	490	509
Corporate headquarter costs	2,263	2,073	2,263	2,073
Other operating income (expense)	(372)	(437)	(372)	(437)

Segment EBITDA	7,517	4,629	7,517	4,629

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MATERIALISE NV

By:	/s/ Wilfried Vancraen
Name:	Wilfried Vancraen
Title:	Chief Executive Officer

Date: May 4, 2018